United States securities and exchange commission logo





                             August 10, 2020

       David Chen
       Chief Executive Officer
       Token Communities Ltd.
       136-20 38th Avenue, Suite 9C
       Flushing, NY 11354

                                                        Re: Token Communities
Ltd.
                                                            Form 8-K
                                                            Filed July 27, 2020
                                                            File No. 000-55688

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 27, 2020

       General

   1. It appears that immediately before the transaction with American Software Capital, Inc., you may have been a
shell company, as defined in Rule 12b-2 under the Securities
                                                        Exchange Act of 1934,
as amended. Please amend your report to provide the information required by Item
2.01(f) of Form 8-K and the related financial information required by
                                                        Item 9.01 of Form 8-K,
or provide us with a detailed analysis of why this disclosure is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Chen
Token Communities Ltd.
August 10, 2020
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



FirstName LastNameDavid Chen                             Sincerely,
Comapany NameToken Communities Ltd.
                                                         Division of
Corporation Finance
August 10, 2020 Page 2                                   Office of Technology
FirstName LastName